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              April 14, 2023

       Kenneth Dichter
       Chief Executive Officer
       Wheels Up Experience Inc.
       601 West 26th Street, Suite 900
       New York, New York 10001

                                                        Re: Wheels Up
Experience Inc.
                                                            Form 8-K/A filed
March 31, 2023
                                                            File No. 001-39541

       Dear Kenneth Dichter:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Energy & Transportation